SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILES PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 19)*

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Mark Kaufman

16, boulevard de la Princesse Charlotte

98000 Monaco

+ 7 495 786 7601

With copies to:

Ben Burman

Darrois Villey Maillot Brochier AARPI

69, avenue Victor Hugo

75116 Paris, France

+33 1 45 02 19 19

(Name, Address and Telephone Number of Person

Authorized to Receive Notices of Communication)

February 18, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Explanatory Note

This Amendment No. 19 to Schedule 13D (this “Amendment No. 19”) is being filed by Mr. Mark Kaufman (“Kaufman”) and W & L Enterprises Ltd (“W&L”, and together with Kaufman, the “Reporting Persons”) and relates to the shares of common stock, par value $0.01 per share (“Common Shares”), of Central European Distribution Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”).  This Amendment No. 19 amends the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on August 29, 2011, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on September 12, 2011, Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on December 9, 2011, Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on February 21, 2012, Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on March 14, 2012, Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on April 13, 2012, Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on May 10, 2012, Amendment No. 7 to Schedule 13D filed by the Reporting Persons with the SEC on May 30, 2012, Amendment No. 8 to Schedule 13D filed by the Reporting Persons with the SEC on June 6, 2012, Amendment No. 9 to Schedule 13D filed by the Reporting Persons with the SEC on June 15, 2012, Amendment No. 10 to Schedule 13D filed by the Reporting Persons with the SEC on July 12, 2012, Amendment No. 11 to Schedule 13D filed by the Reporting Persons with the SEC on August 2, 2012, Amendment No. 12 to Schedule 13D filed by the Reporting Persons with the SEC on November 14, 2012, Amendment No. 13 to Schedule 13D filed by the Reporting Persons with the SEC on November 19, 2012, Amendment No. 14 to Schedule 13D filed by the Reporting Persons with the SEC on November 27, 2012, Amendment No. 15 to Schedule 13D filed by the Reporting Persons with the SEC on January 16, 2013, Amendment No. 16 to Schedule 13D filed by the Reporting Persons with the SEC on January 25, 2013, Amendment  No. 17 filed by the Reporting Persons with the SEC on January 28, 2013 and Amendment No. 18 filed by the Reporting Persons with the SEC on February 11, 2013 (as so amended, the “Existing Schedule 13D”). Capitalized terms used in this Amendment No. 19 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D.  Except as specifically amended hereby, items in the Existing Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Existing Schedule 13D is amended and supplemented by adding between the nineteenth and twentieth paragraphs thereof the following new paragraph:

On February 18, 2013, Kaufman sent a letter (the “February 18 Letter”) to the Chairman of the Board of Directors and members of the Board of Directors of the Issuer.  The February 18 Letter is included as Exhibit 99.14 to this statement on Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description
Exhibit 99.1	Joint Filing Agreement, dated as of August 28, 2011, by and between Mark Kaufman and W & L Enterprises Ltd.
Exhibit 99.2

Letter, dated September 12, 2011, from Mark Kaufman to William V. Carey, Chief Executive Officer of the Issuer, David Bailey, Lead Director of the Issuer, and the other members of the Board of Directors of the Issuer.

Exhibit 99.3	Letter, dated December 9, 2011, from Mark Kaufman to the members of the Board of Directors of the Issuer.
Exhibit 99.4	Letter, dated February 21, 2012, from Mark Kaufman to the Chairman of the Board of Directors of the Issuer.
Exhibit 99.5	Letter, dated March 12, 2012, from William V. Carey, Chief Executive Officer of the Issuer and David Bailey, Lead Director of the Issuer, to Mark Kaufman.
Exhibit 99.6	Letter, dated May 10, 2012, from Mark Kaufman to the Chairman of the Board of Directors and other members of the Board of Directors of the Issuer.
Exhibit 99.7	Letter, dated July 12, 2012, from Mark Kaufman to the members of the Board of Directors of the Issuer.
Exhibit 99.8	Letter, dated August 2, 2012, from Mark Kaufman to Roustam Tariko, Non-Executive Chairman of the Board of Directors of the Issuer, and N. Scott Fine, Lead Director of the Issuer.
Exhibit 99.9	Letter, dated November 14, 2012, from Mark Kaufman to the members of the Board of Directors of the Issuer.
Exhibit 99.10	Letter, dated November 19, 2012, from Mark Kaufman to the members of the Board of Directors and the Special Committee of the Issuer.
Exhibit 99.11	Letter, dated January 16, 2013, from Mark Kaufman to the investors, Chairman of the Board of Directors and members of the Board of Directors of the Issuer.
Exhibit 99.12	Letter, dated January 25, 2013, from Mark Kaufman to the Chairman of the Board of Directors and members of the Board of Directors of the Issuer.
Exhibit 99.13	Verified Complaint Pursuant to 8 Del. C. § 211, filed January 28, 2013.
Exhibit 99.14	Letter, dated February 18, 2013, from Mark Kaufman to the Board of Directors of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2013

/s/ Mark Kaufman
Mark Kaufman

W & L ENTERPRISES LTD

By: /s/ Mark Kaufman
Name:	Mark Kaufman
Title:	Director

By: /s/ Olga Kuritsyna
Name:	Olga Kuritsyna
Title:	Director

Exhibit No.	Description
Exhibit 99.1	Joint Filing Agreement, dated as of August 28, 2011, by and between Mark Kaufman and W & L Enterprises Ltd.*
Exhibit 99.2

Letter, dated September 12, 2011, from Mark Kaufman to William V. Carey, Chief Executive Officer of the Issuer, David Bailey, Lead Director of the Issuer, and the other members of the Board of Directors of the Issuer.**

Exhibit 99.3	Letter, dated December 9, 2011, from Mark Kaufman to the members of the Board of Directors of the Issuer.***
Exhibit 99.4	Letter, dated February 21, 2012, from Mark Kaufman to the Chairman of the Board of Directors of the Issuer.****
Exhibit 99.5

Letter, dated March 12, 2012, from William V. Carey, Chief Executive Officer of the Issuer and David Bailey, Lead Director of the Issuer, to Mark Kaufman (filed as Exhibit 99.1 to the Current Report on Form 8–K filed by the Issuer with the SEC (File no. 001–35293) on March 13, 2012, and incorporated herein by reference).

Exhibit 99.6	Letter, dated May 10, 2012, from Mark Kaufman to the Chairman of the Board of Directors and other members of the Board of Directors of the Issuer.*****
Exhibit 99.7	Letter, dated July 12, 2012, from Mark Kaufman to the members of the Board of Directors of the Issuer.******
Exhibit 99.8	Letter, dated August 2, 2012, from Mark Kaufman to Roustam Tariko, Non-Executive Chairman of the Board of Directors of the Issuer, and N. Scott Fine, Lead Director of the Issuer.*******
Exhibit 99.9	Letter, dated November 14, 2012, from Mark Kaufman to the members of the Board of Directors of the Issuer.********
Exhibit 99.10	Letter, dated November 19, 2012, from Mark Kaufman to the members of the Board of Directors and the Special Committee of the Issuer.*********
Exhibit 99.11	Letter, dated January 16, 2013, from Mark Kaufman to the investors, Chairman of the Board of Directors and members of the Board of Directors of the Issuer.**********
Exhibit 99.12	Letter, dated January 25, 2013, from Mark Kaufman to the Chairman of the Board of Directors and members of the Board of Directors of the Issuer.***********
Exhibit 99.13	Verified Complaint Pursuant to 8 Del. C. § 211, filed January 28, 2013.************
Exhibit 99.14	Letter, dated February 18, 2013, from Mark Kaufman to the Board of Directors of the Issuer.^

*	Previously filed with the Statement on Schedule 13D, dated August 29, 2011 (File no. 005-56061)
**	Previously filed with the Statement on Schedule 13D, dated September 12, 2011 (File no. 005-56061)
***	Previously filed with the Statement on Schedule 13D, dated December 9, 2011 (File no. 005-56061)
****	Previously filed with the Statement on Schedule 13D, dated February 21, 2012 (File no. 005-56061)
*****	Previously filed with the Statement on Schedule 13D, dated May 10, 2012 (File no. 005-56061)
******	Previously filed with the Statement on Schedule 13D, dated July 12, 2012 (File no. 005-56061)
*******	Previously filed with the Statement on Schedule 13D, dated August 2, 2012 (File no. 005-56061)
********	Previously filed with the Statement on Schedule 13D, dated November 14, 2012 (File no. 005-56061)
*********	Previously filed with the Statement on Schedule 13D, dated November 19, 2012 (File no. 005-56061)
**********	Previously filed with the Statement on Schedule 13D, dated January 16, 2013 (File no. 005-56061)

*********** Previously filed with the Statement on Schedule 13D, dated January 25, 2013 (File no. 005-56061)

************ Previously filed with the Statement on Schedule 13D, dated January 28, 2013 (File no. 005-56061)

^                    Filed herewith